UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 6-K

                                ----------------

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 2000

                              TownPagesNet.com plc


                         WELTON HOUSE, MILL LANE, ALTON
                             HAMPSHIRE, UK, GU34 1HD
                               +44 (0)1420 543 468

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

      Form 20-F [X]            Form 40-F_________


Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


      Yes_________            No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :


                               Page 1 of 22 Pages
                        Exhibit Index Appears on Page 2.

                              TOWNPAGESNET.COM PLC
                                TABLE OF CONTENTS

                                                                            Page
Financial Information:

Condensed Consolidated Balance Sheets as of June 30, 2000                      3
(unaudited) and December 31, 1999

Condensed Consolidated Statements of Operations for the six months ended     4-5
June 30, 2000 and 1999 (unaudited) and the three months ended June 30, 2000 and 1999 (unaudited)

Condensed Consolidated Statements of Cash Flows for the six months            6
ended June 30, 2000 and 1999 (unaudited)

Notes to Condensed Consolidated Financial Statements                        7-10

Management's Discussion and Analysis of Financial Condition and Results    11-19
of Operations

Disclosures about Market Risk                                                 20

Other Information:

Legal Proceedings                                                             21

Changes in Securities and Use of Proceeds                                     21

Defaults upon Senior Securities                                               21

Submission of Matters to a Vote of Security Holders                           21

Other Information                                                             21

Exhibits and Reports on Form 6-K                                              21

Exhibit Index                                                                 21

Signatures                                                                    22

                              TOWNPAGESNET.COM PLC
                           CONSOLIDATED BALANCE SHEETS


                                                  DECEMBER  31,            JUNE 30,              JUNE 30,
                                              -----------------------------------------------------------
                                                     1999                    2000                  2000
                                              -----------------       -----------------  -----------------
                                                     Amounts in Pounds Sterling             Amounts in
                                                                                            US Dollars
                                                                                              (Note 1)
                                                                         (Unaudited)
                                              ------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                     (pound)   647,035       (pound)   382,710    $       579,040
Accounts receivable                                   5,355,865               3,328,637          5,036,227
Receivable from related party                         5,542,477               4,676,696          7,075,840
Other receivables                                       274,225                 836,383          1,265,447
Loan receivable                                       1,522,000               1,555,245          2,353,086
Prepaid expenses                                        127,116                 365,232            552,596
Other current assets                                    215,500                 394,696            597,174
                                              -----------------       -----------------  -----------------
  Total current assets                               13,684,218              11,539,599         17,459,410

Equipment and fixtures
Motor vehicles                                          169,025                 160,163            242,327
Computer equipment                                    1,160,328               1,530,524          2,315,683
Furniture and fixtures                                  249,436                 498,416            754,103
Equipment                                             1,932,077               2,666,012          4,033,676
                                              -----------------       -----------------  -----------------
                                                      3,510,866               4,855,115          7,345,789
Less accumulated depreciation                         1,105,333               1,622,584          2,454,970
                                              -----------------       -----------------  -----------------
                                                      2,405,533               3,232,531          4,890,819
                                              -----------------       -----------------  -----------------
Intangible assets, net of
accumulated amortization of                          12,771,196              11,979,843         18,125,503
(pound)2,279,603 ($3,449,039)                 -----------------       -----------------  -----------------
                                              (pound)28,860,947       (pound)26,751,973  $      40,475,732
                                              =================       =================  =================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Book overdraft                                (pound)   299,749       (pound)   389,938  $         589,976
Short term loan                                               -                 500,000            756,500
Accounts payable                                      2,638,837               3,014,404          4,560,793
Accrued expenses and other
liabilities                                             767,379                 926,129          1,401,232
Taxes and social security payable                       448,177               1,224,250          1,852,289
Deferred income                                       3,431,866               4,281,651          6,478,137
Current portion of obligations
under capital lease                                     139,414                 342,450            518,127
Amounts payable under Web site
design                                                1,284,821               1,196,666          1,810,556
                                              -----------------       -----------------  -----------------
  Total current liabilities:                          9,010,243              11,875,488         17,967,610

Deferred income, long term portion                      994,073                 788,771          1,193,410
Long term portion of obligations
under capital lease                                     102,849                 946,813          1,432,528
Minority interests                                       96,734                 143,536            217,170

STOCKHOLDERS' EQUITY
Preferred stock                                         850,000                 850,000          1,286,050
Ordinary shares                                          95,840                  95,840            145,005
Additional Paid-In Capital                           21,183,537              21,183,537         32,050,691
Accumulated other
comprehensive loss                                            -                 (2,677)            (4,050)
Accumulated deficit                                 (3,472,329)             (9,129,335)       (13,812,682)
                                              -----------------       -----------------  -----------------
Total shareholders' equity                           18,657,048              12,997,365         19,665,014
                                              -----------------       -----------------  -----------------
                                              (pound)28,860,947       (pound)26,751,973  $      40,475,731

                                              =================       =================  =================

                             See accompanying notes.



                              TOWNPAGESNET.COM PLC
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                  SIX MONTHS ENDED JUNE 30,
                                              -----------------------------------------------------------------
                                                     1999                     2000                   2000
                                              -----------------       -----------------       -----------------
                                                     Amounts in Pounds Sterling                  Amounts in
                                                                                                 US Dollars
                                                                                                 (Note 1)
                                                                (Unaudited)
                                              -----------------------------------------------------------------
REVENUES
Advertising revenues                          (pound)     4,282       (pound) 2,121,222       $       3,209,409
Contract revenues and other                           3,462,578                 423,910                 641,375
Contract revenues from related
parties                                                 399,103                 656,974                 994,002
                                              -----------------       -----------------       -----------------
  Total revenues                                      3,865,963               3,202,106               4,844,786

COST OF REVENUES
Maintenance and hosting costs                           352,201                 746,356               1,129,237
Cost of contract revenues and other                   2,202,534               1,123,032               1,699,148
Advertising and commission costs                              -               1,875,628               2,837,825
                                              -----------------       -----------------       -----------------
  Total cost of revenues                              2,554,735               3,745,016               5,666,210

GROSS PROFIT / (LOSS)                                 1,311,228                (542,910)               (821,424)

OPERATING EXPENSES:
Sales and marketing                                     241,087                 273,251                 413,429
Research & development                                  172,329                 286,122                 432,902
General and administrative                              377,711               2,586,203               3,912,925
Depreciation                                             35,408                 516,334                 781,214
Amortization                                                  -               1,422,968               2,152,951
                                              -----------------       -----------------       -----------------
  Total operating expenses                              826,535               5,084,878               7,693,421

INCOME (LOSS) FROM OPERATIONS                           484,693              (5,627,788)             (8,514,845)

Interest expense                                       (56,523)                 (53,246)                (80,561)
Interest income                                          69,116                  27,434                  41,507
Other income                                              1,021                   1,782                   2,697
Foreign exchange gain                                         -                  56,507                  85,495
Minority interests                                            -                 (61,694)                (93,343)
                                              -----------------       -----------------       -----------------
INCOME (LOSS) BEFORE INCOME TAXES                       498,307              (5,657,005)             (8,559,050)

PROVISION FOR INCOME TAXES                                    -                       -                       -

                                              -----------------       -----------------       -----------------
NET INCOME (LOSS)                             (pound)   498,307       (pound)(5,657,005)      $     (8,559,050)
                                              =================       =================       =================

BASIC AND DILUTED NET INCOME
(LOSS) PER SHARE                              (pound)      0.09       (pound)     (0.59)       $         (0.89)
                                              =================       =================       =================

SHARES USED IN COMPUTING BASIC
AND DILUTED NET INCOME (LOSS)                 -----------------       -----------------       -----------------
PER SHARE                                             5,692,818               9,583,936               9,583,936
                                              =================       =================       =================


                         See accompanying notes.



                              TOWNPAGESNET.COM PLC
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 THREE MONTHS ENDED JUNE 30,
                                   -----------------------------------------------------------
                                         1999                 2000                 2000
                                   -----------------    -----------------    -----------------
                                        Amounts in Pounds Sterling              Amounts in
                                                                                US Dollars
                                                                                (Note 1)
                                                         (Unaudited)
                                   -----------------------------------------------------------
REVENUES
Advertising revenues                          (pound)     2,184       (pound) 1,052,935  $       1,593,091

Contract revenues and other                           2,344,198                 324,315            490,688
Contract revenues from related
parties                                                 150,000                 454,790            300,588
                                              -----------------       -----------------  -----------------
  Total revenues                                      2,496,382               1,677,838          2,538,569

COST OF REVENUES:
Maintenance and hosting costs                           219,521                 420,375            636,028
Cost of contract revenues and other                   1,372,802                 961,062          1,454,087
Advertising and commission costs                              -                 830,711          1,256,866
                                              -----------------       -----------------  -----------------
  Total cost of revenues                              1,592,323               2,212,148          3,346,981

GROSS PROFIT/(LOSS)                                     904,059                (534,310)          (808,412)

OPERATING EXPENSES:
Sales and marketing                                     141,966                 186,385            282,001
Research & development                                  141,458                 174,110            263,428
General and administrative                              167,240               1,326,184          2,006,516
Depreciation                                             19,421                 286,641            433,689
Amortization                                                  -                 735,004          1,112,062
                                              -----------------       -----------------  -----------------
  Total operating expenses                              470,085               2,708,324          4,097,696

INCOME (LOSS) FROM OPERATIONS                           433,974              (3,242,634)        (4,906,108)

Interest expense                                       (13,971)                 (43,278)           (65,480)
Interest income                                          68,534                   9,743             14,741
Other income                                                978                  (8,396)           (12,702)
Foreign exchange gain                                         -                  44,372             67,134
Minority interests                                            -                 (35,912)           (54,335)
                                              -----------------       -----------------  -----------------
INCOME (LOSS) BEFORE INCOME TAXES                       489,515              (3,276,105)        (4,956,750)

PROVISION FOR INCOME TAXES                                    -                       -                  -

NET INCOME (LOSS)                             (pound)   489,515       (pound)(3,276,105) $      (4,956,750)
                                              =================       =================  =================

BASIC AND DILUTED NET INCOME
(LOSS) PER SHARE                              (pound)      0.07       (pound)     (0.34) $           (0.52)
                                              =================       =================  =================
SHARES USED IN COMPUTING BASIC
AND DILUTED NET INCOME (LOSS)
PER SHARE                                             6,378,022               9,583,936          9,583,936
                                              =================       =================  =================



                             See accompanying notes.


                              TOWNPAGESNET.COM PLC
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                            SIX MONTHS ENDED JUNE 30,
                                                            -----------------------------------------------------------
                                                                  1999                 2000                 2000
                                                            -----------------    -----------------    -----------------
                                                                 Amounts in Pounds Sterling              Amounts in
                                                                                                         US Dollars
                                                                                                         (Note 1)
                                                                                  (Unaudited)
                                                            ----------------------------------------------------------------
Cashflows from operating activities
Net income (loss)                                          (pound)   498,307     (pound) (5,657,005)           $(8,559,050)
Adjustments to reconcile net loss to net cash
provided by operating activities:
          Depreciation                                                35,408                516,334                781,213
          Amortization of goodwill                                      --                1,422,968              2,152,951
Changes in operating assets and liabilities:
          Account receivable                                      (3,869,518)             2,027,228              3,067,197
          Receivable from related party                             (117,500)               865,781              1,309,930
          Interest due on loan receivable                               --                  (33,245)               (50,300)
          Other receivables                                             --                 (562,157)              (850,543)
          Prepaid expenses and other current assets                  611,458               (417,312)              (631,391)
          Accounts payable                                           506,404                  7,897                 11,948
          Accrued expenses and other liabilities                   1,409,229                (28,643)               (43,337)
          Taxes and social security payable                             --                  776,073              1,174,198
          Deferred income                                               --                  644,482                975,102
          Amounts payable under Web site design agreements              --                  (88,155)              (133,379)
                                                           --------------------------------------------------------------------
Net cash used in operating activities                               (926,212)              (525,754)              (795,461)
                                                           --------------------------------------------------------------------


Cash flows from investing activities
          Purchases of property and fixtures                         (90,457)              (978,339)            (1,480,227)
          Purchase of subsidiaries                                      --                 (444,223)              (672,109)

                                                           --------------------------------------------------------------------
Net cash used in investing activities                                (90,457)            (1,422,562)            (2,152,336)
                                                           --------------------------------------------------------------------


Cash flows from financing activities
          Repayment of debenture loan from stockholder              (655,392)                  --                     --
          Proceeds from overdraft facility                              --                   90,189                136,456
          Proceeds from short term loan                                 --                  500,000                756,500
          Net proceeds from issuance of ordinary shares           10,669,252                   --                    --
          Proceeds from sale - leaseback transactions                   --                1,067,271              1,614,778
          Payments on capital lease obligations                         --                  (20,271)               (30,670)
          Contributions from minority interests                         --                   46,802                 70,811

                                                           --------------------------------------------------------------------
Net cash provided by financing activities                         10,013,860              1,683,991              2,547,875
                                                           --------------------------------------------------------------------


Net increase (decrease) in cash and cash equivalents               8,997,191               (264,325)              (399,922)
Cash and cash equivalents at the beginning of the period              33,868                647,035                978,964

                                                           --------------------------------------------------------------------
Cash and cash equivalents at the end of the period         (pound) 9,031,059     (pound)    382,710            $   579,042
                                                           ====================================================================

Supplemental disclosure of cash flow information
          Interest paid                                                 --                  (53,246)               (80,561)
                                                           =================================================================
                         See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements apply to the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

The unaudited condensed consolidated financial statements have been prepared by the Company and reflect all adjustments, which consist only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the interim periods presented. The results of operations for the three months ended June 30, 2000, and six months ended June 30, 2000, are not necessarily indicative of the results to be expected for any subsequent quarter or for the entire year ending December 31, 2000. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission's rules and regulations. A condensed consolidated statement of comprehensive loss has not been presented because the components of comprehensive loss are not material.

The balance sheet at December 31, 1999 has been derived from the audited financial statements on that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

These unaudited condensed consolidated financial statements and notes included herein should be read in conjunction with the Company's audited consolidated financial statements and notes included in the Company's Form 20-F for the year ended December 31, 1999 as filed with the Securities and Exchange Commission on April 14, 2000.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. These financial statements do not comprise the Company's "statutory accounts" within the meaning of Section 240 of the UK Companies Act 1985 ("the Act"). Statutory accounts for the year ended December 31, 1999 have been delivered to the Registrar of Companies for England and Wales.

The financial statements expressed in pounds sterling as of June 30, 2000 were translated into U.S. dollars, solely for the convenience of the reader, at the noon buying rate on June 30, 2000 of pound sterling 1 = $1.5130. These translations should not be construed as representations that the pound sterling amounts actually represent U.S. dollar amounts or that they could be converted into U.S. dollars at the rate indicated or at any other rate.

USE OF ESTIMATES

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company's contract revenues are derived principally from services performed under development contracts for the design, coordination, and integration of the customer's content and links into the TownPages directory. Fees for these services are recognized as the service is performed. These fees are recognized as revenue once the related activities have been performed and/or the customer's web links are available on the Town Pages directory.

Revenues from website design agreements are recognized using the percentage of completion method where reliable estimates of costs to complete the contracts are available. If reliable estimates of costs to complete are not available, the completed contract method is used. There were no unbilled receivables as of June 30, 2000. Unbilled receivables were billed in accordance with billing schedules specified in the contracts to which they relate.

The Company's advertising revenues are derived principally from short-term advertising contracts which are recognized ratably over the term of the contract. Certain advertising contracts contain a guaranteed number of "impressions" (a view of an advertisement by a customer). To the extent that the impression deliveries are falling short of the guarantees, the Company defers recognition of the corresponding revenues.

Subscription revenues are for the set-up of customers on the TownPages directory. These fees are recognized ratably over the term of the subscription period, which is generally one year.

Deferred revenue is primarily comprised of payments received from web site design contracts in advance of revenue recognition and billings in excess of recognized revenue relating to advertising contracts.

CASH AND CASH EQUIVALENTS

The Company considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. Such amounts are stated at cost, which approximates market value. As of June 30, 2000 the Company's cash equivalents were comprised of pound sterling 382,710 ($579,042) of bank deposits.

GOODWILL

The Company amortizes goodwill from the acquisitions of its subsidiaries on a straight line basis over its estimated economic useful life of five years. Goodwill is included under the caption Intangible Assets.

The Company operates in a highly technological industry with relatively low entry market barriers. Due to the fast moving nature of the Internet market, the Company does not believe that goodwill will have a useful economic life of more than five years. The carrying value of goodwill will continually be reviewed for impairment to ensure that the carrying value of the goodwill does not exceed its recoverable amount.

NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share is calculated using the weighted average number of common shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding and dilutive common stock equivalents outstanding during the period.

2. CONTINGENT CONSIDERATION

As part of the Buyersguide Limited acquisition agreement, the Company agreed to pay to the former owners of Buyersguide Limited a sum equal to ten times the amount, if any, by which the pretax income for the 12 months ending March 31, 2000, exceeds pound sterling 250,000, such contingent consideration to be paid in the form of TownPages ordinary shares, calculated at US$8.60 per share. This contingent consideration was satisfied on July 5, 2000 by the issue of 423,932 TownPages ordinary shares valued at approximately pound sterling 437,000 (approximately $663,000). This amount was recorded in goodwill and accrued expenses and other liabilities as at June 30, 2000.


3. RELATED PARTY LOAN

On June 30, 2000, the Company has received a short term loan of pound sterling 500,000 ($756,500) from Kevin R. Leech, one of its directors and major shareholders. The loan does not bear interest and is repayable from the future proceeds of the sale of the Company's holding in Buyers Guide, (see subsequent event note 5)


4. SEGMENTAL INFORMATION

Our businesses are organized, managed and internally reported as separate services and products segments which are reportable under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".
We have determined that we have five principal businesses: (1) Town Pages which which operates an interactive online local content network and develops e-commerce channels, (2) WWW which is an internet provider of cinema information and advertising services, (3) Morbria which provides web site design services,
(4) Buyers Guide which publishes the internet based Local Authority and Public Service "Buyers Guide", and (5) Research Sales which is an internet based polling and market research firm. In addition, those expenses not directly attributal to any of the foregoing have been categorized (6) General Corporate. This primarily comprises amortization of goodwill and certain head office osts.



BUSINESS SEGMENT INFORMATION

(pounds sterling in thousands)

                                         Three months ended June 30,    Six months ended June 30,
                                         --------------------------     --------------------------
                                            1999            2000          1999          2000
                                         -----------  ----------------  ----------  --------------
Net Sales
Town Pages                                   2,496               103        3,866              151
WWW                                              -               564            -            1,170
Morbria                                          -               696            -            1,358
Buyers Guide                                     -               312            -              517
Research Sales                                   -                 3            -                6
General Corporate                                -                 -            -                -
                                         -----------  ----------------  ----------  --------------
Total Company                                2,496              1,678       3,866           3,202

Operating income
Town Pages                                      434          (1,106)          485         (2,423)
WWW                                               -            (357)            -           (398)
Morbria                                           -             (93)            -            (59)
Buyers Guide                                      -             (54)            -           (116)
Research Sales                                    -             (616)           -           (896)
General Corporate                                 -           (1,016)           -         (1,735)
                                         -----------  ----------------  ----------  --------------
Total Company                                   434           (3,242)         485         (5,627)
Net interest income (expense)                    55              (34)          12            (26)
Net other income (expense)                        1                 -           1             (4)
                                         -----------  ----------------  ----------  --------------
Income (Loss) before income taxes               490           (3,276)         498         (5,657)




The above table is based on management estimates and includes differences to U.S. generally accepted accounting principles, including estimates of costs and allocation of overheads between divisions.

5. SUBSEQUENT EVENTS

On July 21, 2000, the Company agreed to purchase the remaining 25 per cent minority shareholding in Centrix Communications Limited, a subsidiary of Morbria Limited, one of our subsidiaries, from a director of Centrix Communications Limited. The purchase price for those shares was paid in ordinary shares of TownPages credited as fully paid having a value, as of July 21, 2000, nearest to but not less than (pound)15,000, (approximately $22,700).

On July 24, 2000, the Company announced that its subsidiary, Buyers Guide Plc, has been admitted to trade on the Alternative Investment Market ("AIM") of the London Stock Exchange following the raising of approximately (pound)5 million ($7.6 million) from institutions at an offering price of (pound)0.29 ($0.44).

On the same date, the authorized capital of Buyers Guide was increased to 120,000,000 of which 87,250,000 was outstanding upon closing of the offering. The Company agreed to sell 13,087,500 Ordinary Shares, representing 15 per cent of the increased share capital, to Ci4net.com, Inc., a company in which one of our directors and major shareholder, Kevin Leech, is chairman and a significant shareholder, at the offering price. Under the terms of that agreement, Ci4net.com, inc. is obligated to pay the consideration of approximately (pound)3.80 million, (approximately $5.74 million), to the Company on or before August 25, 2000.

Subsequent to the initial agreement, by mutual consent this transaction was varied to a sale of 4,482,759 Ordinary Shares, representing 5.14 per cent of the increased share capital.

A further 17,248,000 Ordinary Shares of Buyers Guide Plc, representing approximately 19.8 per cent of the increased share capital of Buyers Guide Plc, will be issued fully paid for cash pursuant to the offering to Institutions.

Following the offering and admission to trading, the Company owns 65,519,241 Ordinary Shares of Buyers Guide Plc, representing approximately 75.1 per cent of the increased share capital.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

We make certain forward-looking statements in this Form 6-K and in documents incorporated by reference in this Form 6-K within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects, " "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable," or similar words or expressions are used in this form 6-K, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given," or " there is no way to anticipate with any certainty," forward-looking statements are being made in all of these instances. These forward-looking statements speak as of the date of this Form 6-K.

Various risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements, including the following factors: our change in business strategy; the renegotiation of our contract with NCR Limited; our growth strategies; anticipated trends in the industry; our ability to enter into additional Web site design contracts; our relationships with our customers; general market and economic conditions; our ability to finance our future business requirements; the ability to successfully integrate acquired companies and businesses; management retention and development; changes in Federal and sate laws and regulations; as well as the risks, uncertainties and other factors described from time to time in our SEC filings and reports.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.



OVERVIEW

We were incorporated in England and Wales on July 31, 1998 under the name TownPages Holdings plc. We acquired all of the share capital of TownPages UK Limited on December 15, 1998. Our name was changed to TownPagesNet.com plc in April 1999.

We successfully completed our initial public offering on May 5, 1999, when we sold American Depositary Shares representing 2,200,000 ordinary shares. The net proceeds from that offering have primarily been used to make strategic acquisitions to enhance our growth and provide working capital to roll out our infrastructure expansion plans.

Our primary subsidiary, TownPages UK Limited, provides new media related services to both consumers and businesses. Its business is divided into four inter-related segments: the TownPages information service which provides comprehensive, up-to-date, locally-focused information about specified towns and cities in the United Kingdom; the TownPages touch-screen kiosks; Web channels and Website design services; and business-to-business new media services.

Since our initial public offering, we have completed four acquisitions of companies we believe present significant opportunities in addition to offering technologies and/or expertise complementary to our business. The first three acquisitions were of UK companies. The fourth company acquired is a US company.

In July 1999, we completed the acquisition of the WWW.CO.UK Limited group of companies. The WWW.CO.UK Limited companies provide cinema-related services from Web site design through indoor cinema advertising. The acquisition strengthened our sales personnel resources and also provided local community content for our TownPages information service. For the three months ended June 30, 2000, the WWW.CO.UK Limited group of companies contributed pound sterling 563,799 ($853,028) to net revenues, slightly down compared to pound sterling 605,853 for the three months ended March 31, 2000. WWW's revenues are significantly impacted by the revenue recognition policies as all their contracts are for a period of two to three years. New orders during the quarter ended June 30, 2000 were approximately pound sterling 589,000 (approximately $891,000).

In September 1999, we completed the acquisition of Morbria Limited and its subsidiaries. Morbria and its subsidiaries provide Website design, advertising, marketing and communications services. The Morbria acquisition had the effect of doubling our Web site design personnel. For the three months ended June 30, 2000, the Morbria Limited group of companies contributed pound sterling 696,052 ($1,053,127) to net revenues compared to pound sterling 661,992 for the three months ended March 31, 2000.

In October 1999, we acquired Buyersguide Limited, an Internet-based business-to-government company. For the three months ended June 30, 2000, Buyersguide Limited contributed pound sterling 312,674 ($473,076) to net revenues compared to pound sterling 204,754 for the three months ended March 31, 2000, an increase of 53%. For accounting revenue recognition purposes, these advertising contracts are recognized ratably over the term of contracts, in this case the vast majority are one year contracts.

In November 1999, we acquired Research Sales, Inc. Research Sales is an online polling and market research company. Our kiosks and Website provide additional opportunities for data collection for the Research Sales, Inc. Portrait of America website. We also intend to develop a Portrait of the UK website with Research Sales that would in turn provide additional content for our TownPages information service. Research Sales, Inc. is an early stage company and contributed pounds sterling 2,858 ($4,324) in the three months ended June 30, 2000, similar to its revenues for the three months ended March 31, 2000.

Our stated net loss for the three months ended June 30, 2000 is after a charge of pound sterling 735,004 ($1,112,062) arising from amortization of goodwill arising from these acquisitions compared to pounds sterling 687,964 in the three months ended March 31, 2000. Amortization of goodwill for the six months ended June 30, 2000 therefore totals pound sterling 1,422,968. The quarter on quarter increase arises from amortization on the additional earn outs as detailed in footnote 3 to the financial statements.

A significant proportion of the reported loss for the six months ended June 30, 2000 has been incurred by our Town Pages UK Limited subsidiary. Our new Chief Executive Officer, Robert Bradshaw, who was appointed in April 2000, has initiated a complete review of operations of this subsidiary which will result in, among other things, the formulation of a revised business plan.

As previously reported, we have scaled back the Town Pages kiosk roll-out program. As of July 31, 2000, 182 TownPages touch-screen kiosks were installed and operating in various locations throughout the United Kingdom, up from 108 as at April 30, 2000. This remains the largest Wide Area Kiosk network in the United Kingdom. We anticipate having 255 kiosks fully operational in the short term. We continue to aggressively pursue new arrangements with commercial third parties to generate revenues and to provide us a high-profile base from which to market our services.

As also previously indicated, greater emphasis is being placed upon our Website design services. We have recently entered into agreements with the National Trust, (Britain's principal conservation body), initially to redesign their existing Web site. We were selected from eighteen new media competitors who bid for the contract.

We have continued to redefine the back-end design of the channels with regard to our existing Web channel development contracts, with a view to their continuing commercial viability. As a result, we have decided to not recognize any revenue in connection with these channels during the quarter ended June 30, 2000. Our initial conclusion is that these channels may not be sufficiently commercially viable for Town Pages UK in the longer term.

As a consequence, it is likely that we may seek to terminate the existing Web channels design services contracts, subject to a suitable financial resolution, which would enable us to concentrate on the more lucrative and higher margin e-business solutions development business.

We also hold a minority interest in UKPropertyChannel.com Limited, which provides a portal for estate agents (realtors) in the UK and Ireland. Currently, UKPropertyChannel has mostly exclusive three year notice contracts with over 2,000 realtors to provide them with e-commerce solutions. Under these agreements, UKPropertyChannel has the rights to include all properties on the UKPropertyChannel national property Website. The national Website currently has approximately 900 of these branches live and a database of approximately 40,000 properties. Revenues will be obtained from the contractual rights to sell banner advertising within the sites. Advertising sales commenced in February 2000, and orders have totaled approximately pound sterling 650,000 ($983,000).

Ongoing negotiations which are likely to increase our equity stake in UKPropertyChannel.com Limited are still taking place. Our ownership interest is currently accounted for under the cost method of accounting.

It is anticipated that we may incur net losses for the foreseeable future as we continue to accelerate our development program. Performance will depend, in part, on the amount and rates of growth in our net revenue from Website design services and advertising. We expect operating expenses to increase, especially in the areas of corporate governance and sales and marketing including brand promotion. To the extent that these expenses are not accompanied by an increase in net revenue and positive cash flows from operations, our business, results of operations, and financial condition could be materially adversely affected. We will need to increase our quarterly net revenue to achieve profitability. We believe that period-to-period comparisons of our operating results are not meaningful and that you should not rely upon the results for any period as an indication of future performance.


EFFECT OF VARIOUS ACCOUNTING METHODS ON OUR RESULTS OF OPERATIONS

To date, the Company's ownership interests in its partner companies are accounted for under one of two methods: the consolidation method or the cost method.

Consolidation method: Partner companies in which we directly or indirectly own more than 50% of of the outstanding voting securities are accounted for under the consolidation method of accounting. Under this method, a partner company's results of operations are reflected within our Consolidated Statements of Operations from the date of acquisition. This applies to all the acquisitions detailed above.

Cost method: Companies in which we have minority investments that are not accounted for under the consolidation method of accounting are accounted for under the cost method of accounting. Under this method, our share of the earnings or losses of these companies is not included in our Consolidated Statements of Operations. This applies only to UKPropertyChannel Limited.

Much of our revenues are derived from contracts which span a period of time. As detailed in footnote 1 to the financial statements, we recognize the revenues ratably over the term of the contracts. For TownPages UK Limited and Buyersguide, this is generally over one year. For WWW, this is generally over two or three years. Conversely, the corresponding costs are recognized as they are incurred.

The deferred income figures, short-term and long-term, as stated in the Balance Sheet, give an indication of the revenues not yet recognized in the Statement of Operations.



RESULTS OF OPERATIONS

   The following table presents certain consolidated statement of operations data for the periods indicated as a percentage of total net revenue.

                                              Three Months          Six Months
                                             Ended June 30,       Ended June 30,
                                             --------------       --------------
                                             1999    2000        1999     2000
                                             ----    ----        ----     ----
Total revenues: ..........................      %       %           %        %
   Advertising ...........................     --      63          --       66
   Contract & Other Revenues .............     94      19          90       13
   Contract Revenues from Related Parties       6      18          10       21
                                             ----    ----        ----     ----

Total revenues ...........................    100     100         100      100
Cost of revenues:
   Maintenance & Hosting Costs ...........      9      25           9       23
   Cost of Contract Revenue & Other ......     55      57          57       35
   Advertising and commission costs ......     --      50          --       59
                                             ----    ----        ----     ----

Total Cost of revenue ....................     64     132          66      117
                                             ----    ----        ----     ----

Gross profit .............................     36     (32)         34      (17)

Operating expenses:
   Research and development ..............      6      11           6        8
   Sales and marketing ...................      5      10           4        9
   General and administrative ............      7      79          10       81
   Depreciation ..........................      1      17           1       16
   Amortization ..........................     --      44        --       45
                                             ----    ----        ----     ----

Total Operating expenses .................     19     161          21      159
                                             ----    ----        ----     ----

Net Income/Loss from operations ..........     17    (193)         13     (176)
Interest income ..........................      3       1           2        1
Interest expense .........................     --      (3)         (2)      (2)
Other income .............................     --      (1)         --       --
Foreign exchange gain ....................     --       3          --        2
Minority interests .......................     --      (2)         --       (2)
                                             ----    ----        ----     ----

Net Income/Loss ..........................     20%   (195)%        13%    (177)%
                                              ====    ====        ====     ====

NET REVENUE

Total net revenue for the three months ended June 30, 2000 was (pound)1,677,838, ($2,538,569), a decrease of (pound)818,544, over revenues of (pound)2,496,382 for the three months ended June 30, 1999.

Total net revenue for the six months ended June 30, 2000 was (pound)3,202,106, ($4,844,786), a decrease of (pound)663,857 over revenues of (pound)3,865,963 for the six months ended June 30, 1999.

It is unrealistic to compare results from the two years. The figures to June 30, 1999 almost entirely comprise revenues from the Web channel development contracts. As detailed above, we have not recognized revenues from these contracts in the six months ended June 2000. The revenues reported this year consist roughly two thirds advertising sales and one third web design services. A more appropriate comparison would be the quarter ended June 30, 2000 compared to the quarter ended March 31, 2000, where net revenues increased by (pound)153,570 ($232,352) or approximately 10%.

As described earlier, our advertising sales are recognized ratably over the term of the contracts. We expect our reported revenues to increase in future quarters, partly as a result of deferred income being released to reported revenues.

ADVERTISING REVENUE

Advertising revenue increased to (pound)1,052,935, ($1,593,091) in the three months ended June 30, 2000 from (pound)2,184 in the three months ended June 30, 1999 and in the six months ended June 30, 2000 increased to (pound)2,121,222, ($3,209,409) from (pound)4,282 in the six months ended June 30,1999.

The increase was mainly due to the inclusion in fiscal 2000 of results from each of the acquisitions. We anticipate that advertising revenues will increase in the future for the reasons outlined in Net Revenue above.

CONTRACT REVENUE AND OTHER

Contract and other revenues decreased to (pound)624,903, ($945,478), of which (pound)300,588, ($454,790), are with related parties, for the 3 months ended June 30 2000, from (pound)2,494,198 for the same 3 month period ended June 30, 1999. In the six months ended June 30, 2000, contract and other revenues fell to (pound)1,080,884, ($1,635,377), of which (pound)656,974, ($994,002), are with related parties, from (pound)3,861,681, for the same six month period ended June 30, 1999.

As described above, we have not recognized any revenues in connection with the Web channel development contracts during fiscal 2000. This contrasts with the six months ended June 30, 1999, where virtually all of the reported revenues were derived from the channels contracts. All contract revenues reported for the six months ended June 30, 2000 were derived from Web site design services.

We expect our contract revenues to increase as we refocus our Town Pages UK Limited subsidiary in this area, although the increase may not filter through in the next reporting quarter.

MAINTENANCE AND HOSTING COSTS

Maintenance and hosting costs consist primarily of Internet connection charges, Web site equipment leasing costs, repair and maintenance of equipment and systems, collection, development, and processing for display on Town Pages of locally-focused content.

Maintenance and hosting costs increased to (pound)420,375, ($636,028), for the 3 months ended June 30, 2000, from (pound)219,521 for the 3 months ended June 30, 1999. In the 6 months ended June 30, 2000, Maintenance and hosting costs increased to (pound)746,356, ($1,129,237), from (pound)352,201, for the 6 months ended June 30, 1999.

The increase is attributable to two main factors. Firstly, the fiscal 2000 figures include costs associated with the subsidiaries. These subsidiaries were not acquired until the second half of 1999 and do not, therefore, appear in the 1999 comparative figures. Secondly, we have rolled out an additional 74 TownPages kiosks during the quarter ended June 30, 2000. We anticipate that these costs will continue to grow in absolute amounts for the foreseeable future as we pursue our expansion plans and continue to roll out kiosks.

COSTS OF CONTRACT REVENUES AND OTHER

Cost of contract and other revenues consists primarily of certain Web site design costs and related operating costs.

Cost of contract and other revenues decreased to (pound)961,062, ($1,454,087), for the 3 months ended June 30, 2000 from (pound)1,372,802 for the 3 months ended June 30, 1999. In the 6 months ended June 30,2000, Cost of contract and other revenues decreased to (pound)1,123,032, ($1,699,148) from (pound)2,202,534 in the 6 months ended June 30, 1999.

The decrease was due to the corresponding revenues not being recognized in respect of the Web channel development operations as detailed above.


ADVERTISING AND COMMISSION COSTS

Advertising and commission costs consist primarily of the salaries and related costs, including commission, of direct sales staff.

Advertising and commission costs amounted to (pound)830,711, ($1,256,866), for the 3 months ended June 30, 2000 and (pound)1,875,628, ($2,837,825), for the 6 months ended June 30, 2000. There was no corresponding cost in 1999 as these costs arise from the recently acquired subsidiaries.

Unlike the advertising revenue which is deferred over the period of the contract, all direct costs are recognized up front. We would expect these costs to grow in absolute terms in the future as the expansion plans of the subsidiaries are actively pursued.

SALES AND MARKETING EXPENSES

Sales and marketing expenses consist primarily of salaries of marketing personnel, advertising and other marketing related expenses. Sales and marketing expenses also include personnel costs and costs associated with our advertising and telesales campaigns in the United Kingdom.

Sales and marketing expenses increased to (pound)186,385, ($282,001) for the 3 months ended June 30, 2000, from (pound)141,966 for the 3 months ended June 30, 1999. In the 6 months ended June 30, 2000, Sales and marketing expenses increased to (pound)273,251, ($413,429) from (pound)241,087, in the 6 months ended June 30, 1999.

Unlike 1999, the 2000 figures include costs associated with all the subsidiaries. We expect that sales and marketing expenses will grow in the foreseeable future as we pursue our expansion and branding strategy and hire additional sales and marketing personnel.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses include expenses associated with the development of services, products and our Web site and consist principally of personnel costs. These costs have been charged to research and development expenses as incurred.

Research and development expenses increased to (pound)174,110, ($263,428), for the 3 months ended June 30, 2000, from (pound)141,458 for the 3 months ended June 30, 1999. In the 6 months ended June 30, 2000, Research and development expenses increased to (pound)286,122, ($432,902) from (pound)172,329 in the 6 months ended June 30, 1999.

The increase in research and development expenses was primarily due to the attendant increases in the number of personnel involved in the development of each of the companies within the group's own Websites, in particular our Research Sales, Inc. subsidiary which is still at a developmental stage.

GENERAL AND ADMINISTRATIVE

General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, accounting and IT, facilities and legal and other fees for professional services.

General and administrative expenses increased to (pound)1,326,184, ($2,006,516), in the 3 months ended June 30, 2000, from (pound)167,240 for the 3 months ended June 30, 1999. In the 6 months ended June 30,2000, General and administrative expenses increased to (pound)2,586,203, ($3,912,925), from (pound)377,711 in the 6 months ended June 30, 1999.

The increase in general and administrative expenses was primarily due to the inclusion of the recently acquired subsidiaries, and also increases in the number of personnel to support the growth of our business, increases in recruiting costs related to filling key senior executive positions and costs associated with the increase in professional fees required for SEC and general corporate governance purposes. We expect that we will incur additional general and administrative expenses for the foreseeable future as we hire additional personnel and incur additional expenses related to the growth of the business and our operations as a public company.



DEPRECIATION AND AMORTIZATION EXPENSES

Depreciation and amortization expenses increased to (pound)1,021,645, ($1,545,751), for the 3 months ended June 30, 2000, from (pound)19,421 for the 3 months ended June 30, 1999. In the 6 months to June 30, 2000, Depreciation and amortization expenses increased to (pound)1,939,302, ($2,934,165), from (pound)35,408 in the 6 months to June 30, 1999.

Of the charge for the 3 and 6 month periods ended June 30, 2000, amortization of goodwill arising from the acquisitions was (pound)735,004 and (pound)1,422,968 respectively. There was no equivalent in 1999.

The increase in the depreciation of fixed assets has principally arisen from the charge on assets acquired with the subsidiaries, the greater number of kiosks purchased and installed, and the development of our data centers. We expect this cost to increase further in the future as we roll out more kiosks and continue to develop our infrastructure.

INTEREST AND OTHER INCOME/EXPENSE, NET

Interest and other income/expense, net includes income from our cash and investments and expenses related to our financing obligations.

Interest and other expense, net amounted to a net expense of (pound)41,931, ($63,441), for the 3 months ended June 30, 2000, compared to net income of (pound)55,541 for the 3 months ended June 30, 1999. For the 6 months ended June 30, 2000, the net expense was (pound)24,030, ($36,357), compared to net income of (pound)13,614 for the 6 months ended June 30, 1999.

The turnaround is primarily due to two factors. Our initial public offering took place in the second quarter of 1999 and we had substantial funds on deposit at that time. Additionally, in the first half of 2000, we have entered into finance leases to fund the purchase of equipment.

We would expect the net expense to increase as we carry interest on the finance leases for complete periods going forward.

FOREIGN EXCHANGE GAIN

In the 3 and 6 month periods to June 30, 2000, the foreign exchange gains amounted to (pound)44,372, ($67,134), and (pound)56,507, ($85,495), respectively. There was no equivalent in the prior year.

The gains resulted from an appreciation in the US dollar rate against the pound sterling during the period. We do not anticipate similar one off gains or losses in the foreseeable future.

NET LOSS

Due primarily to,

a) the realignment of the Web channels development strategy and consequent non recognition of revenue from that source,
b) high goodwill amortization charge resulting from our acquisitions,
c) the continued start up development of our Research Sales, Inc. subsidiary, and

d) the accounting policies adopted with regard to advertising sales, whereby we spread the revenues over the period of the contracts but recognize costs up front,

we have recorded a net loss of (pound)3,276,105, ($4,956,750), for the 3 months ended June 30, 2000, and (pound)5,657,005, ($8,559,050), for the 6 months ended June 30, 2000, as opposed to net profits of (pound)489,515 and (pound)498,307 in the corresponding periods in 1999.




We anticipate that losses may continue to arise on an annual and quarterly basis for the foreseeable future. Items b) and d) above will continue to impact adversely upon our results. Resolutions to items a) and c) above may impact favorably upon our results at some stage in the future.

We expect to make an operating loss in the three months ended September 30, 2000, but a net profit due to the income from a partial sale of our investment in our Buyersguide subsidiary.


LIQUIDITY AND CAPITAL RESOURCES

Prior to our initial public offering, we financed our operations primarily through loans from Glen Investments, an investment vehicle owned by Kevin Leech, a significant stockholder and one of our directors. On May 5, 1999, we completed our initial public offering of American Depositary Shares representing 2,200,000 shares of our common stock. Proceeds from the offering were (pound)10,708,677 net of offering costs. At June 30, 2000, we had cash and cash equivalents and short-term investments of approximately (pound)382,710, ($579,042), as compared to (pound)647,035 at December 31, 1999.

TownPages does not use derivative financial instruments in its investment portfolio. TownPages considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

Net cash used in operating activities for the six months ended June 30, 2000 and 1999 was (pound)525,754, ($795,461) and (pound)926,212 respectively. Cash used in operating activities in the 6 months ended June 30, 2000 was primarily the result of the substantial operating loss incurred offset to a great extent by a large reduction in accounts receivable as we collected in much of the outstanding debts on the Web channel contracts.

Net cash used in investing activities for the six months ended June 30, 2000 and 1999 was (pound)1,422,562, ($2,152,336), and (pound)90,457 respectively. Cash used in investing activities in the 6 month period ended June 30, 2000 was primarily related to the purchase of further kiosks and the completion of our data centers. We also paid contingent consideration of (pound)250,000, ($378,250), with regard to our WWW subsidiary. From time to time, we expect to evaluate the acquisition of products, businesses and technologies that complement our business. These acquisitions may involve cash investments.

Net cash provided by financing activities for the six months ended June 30, 2000 and 1999 was (pound)1,683,991, ($2,547,875), and (pound)10,013,860 respectively.
Cash provided by financing activities in the 6 months ended June 30, 1999 was primarily attributable to net proceeds from the issuance of common stock.
Cash provided by financing activities in the 6 months ended June 30, 2000 was largely the result of sale-leaseback transactions entered into in order to finance some of the kiosks and a short term loan received from one of our significant stockholders and directors.

If cash generated by operations is insufficient to satisfy our liquidity requirements, we may need to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity or convertible debt securities may result in additional dilution to our stockholders. We may not be able to raise any such capital on terms acceptable to us or at all.

DISCLOSURES ABOUT MARKET RISK

   Our exposure to market risk is principally confined to our short-term available-for-sale securities, which have short maturities and, therefore, minimal and immaterial market risk.

EFFECTS OF THE EURO

    Under the terms of the Treaty on European Economic and Monetary Union, as of January 1, 1999, the euro was introduced as a common currency among the eleven members of the European Union that are participating in this phase of European Economic and Monetary Union, commonly referred to as EMU. Although the individual currencies of these countries will continue to be used until the end of 2001, their exchange rates with the euro are fixed. The Euro is now being used for transactions that do not involve payment using physical notes and coins of the participating countries. The individual currencies will be replaced with euro notes and coins at the start of 2002 when all countries participating in the EMU are expected to operate with the euro as their exclusive common currency.

    The current government of the United Kingdom has stated that the United Kingdom will not participate in EMU and adopt the euro until after the next general election, at the earliest. We are currently working on the assumption that the next general election will be in 2001 or 2002 and that the United Kingdom will enter the EMU shortly thereafter following confirmation of the government's decision through a referendum.

We do not currently operate in any countries that have adopted the euro and we therefore do not face a significant currency or competitive exposure to the euro. However, in the future we may expand into a number of these countries.

    In the event that the United Kingdom adopts the euro, we would face a number of costs in altering our accounting-related systems for the new currency, although at present it is too early to estimate what these costs might be. Adoption of the euro in the United Kingdom would also create greater transparency between prices offered to our customers in different countries that participate in EMU.

    A significant amount of uncertainty exists as to the effect that the euro will have on the marketplace. We are assessing the effect that the euro introduction will have on our internal systems and the sale of our products and services. We expect to take appropriate actions based on the results of this assessment. Currently, we do not believe that the adoption of the euro by eleven countries of the European Union will have an adverse impact on our liquidity or financial condition.

OTHER INFORMATION

LEGAL PROCEEDINGS
None

CHANGES IN SECURITIES AND USE OF PROCEEDS
None

DEFAULTS UPON SENIOR SECURITIES
None

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
None

OTHER INFORMATION
None



EXHIBITS AND REPORTS ON FORM 6-K

(a) Exhibits

Exhibit Number                Description
-------------                 -----------
27.1                          Financial Data Schedule

(b) Reports on Form 6-K

None.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned thereto duly authorized.

Dated:

                              REGISTRANT:
                              TOWNPAGESNET.COM PLC



                        By: /s/Robert P. Bradshaw
                            -------------------------
                              Robert P. Bradshaw
                              Chief Executive Officer